SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 2nd, 2011

DATE, TIME AND PLACE: On August 2nd, 2011, at 14:00hs, in the City and State of São Paulo.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci. Pursuant to the provided for in Section 25, paragraph 2 of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola e Suniglia, Stefano de Angelis and Oscar Cicchetti attended the meeting by means of video/audio conference. It shall be recorded hereby the justified absence of Mr. Andrea Mangoni. Also attended the meeting Messrs. Osvaldo Orsolin, effective member of the Board of Auditors/Audit Committee, Claudio Zezza, Chief Financial Officer, Paolo Stoppaccioli, Human Resources Officer and Alessandra Catanante, Secretary-General and of the Board of Directors, as well as the representatives of the independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary-General.

AGENDA: (1) To resolve on the quarterly information report (“ITRs”) of the Company dated as of June 30th, 2011; (2) To present the independence statement of auditors PricewaterhouseCoopers (“PwC”); (3) To resolve on the loan to be contracted by the Company’s subsidiary TIM Celular S.A.; and (4) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matter included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous decision: (1) approve, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors, the ITRs of the Company dated as of June 30th, 2011. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The board members declared their satisfaction and congratulated the Board of Officers for the results reached by the Company in this quarter; (2) acknowledge about the Independence Statement sent by PwC, pursuant to Rule 3526 of the Public Company Accounting Oversight Board (“PCAOB”), which obligates PwC to set forth its independence in relation to the Company; (3) authorize the Company’s subsidiary TIM Celular S.A. (“TCEL”) to initiate negotiations with financial institutions, in order to obtain a financing up to the limit of R$ 500,000,000.00 (five hundred million Reais), pursuant Resolution Nr. 4131 of Brazilian Central Bank (“BACEN”) and in the following conditions: long-term contract, over two (2) years, rate lower than 100% (one hundred percent) of CDI, after the closing of SWAP’s agreement, and guarantee that shall be provided by the Company in favor of its TCEL and/or the TCEL shall issue a promissory note as the case may be; and (4) in relation of others interests of the Company, the Chairman informed to the other Board Members: (4.1) about the vacancy of the position of member of the Compensation Committee, as a result of Mr. Andrea Sandro Calabi resignation filed in the Board of Director Meeting held on February, 21st, 2011. Therefore, the Board Members resolved, by unanimous decision, to elect Mr. Oscar Cicchetti to the position of the Compensation Committee, which is composed, in this date, by Messrs. Gabriele Galateri di Genola e Suniglia – Chairman, Manoel Horacio Francisco da Silva and Oscar Cicchetti; (4.2) with the purpose of developing the Company’s new project, about the receipt of the resignation letter sent by Mr. Rogerio Takayanagi from the position of Chief Marketing Office of the Company, being such resignation recorded hereby and deemed effective as from July 31st, 2011. The Board Members expressed their sincere thanks for the relevant services rendered during the time Mr. Rogerio Takayanagi performed his activities in the Company. Due to the resignation of Mr. Rogério Takayanagi and consequent vacancy of the position of Chief Marketing Officer, the Board Members resolved, by unanimous decision, to indicate and designate Mr. Roger Sole Rafols, Spanish citizen, married, bachelor in Administration, bearer of the identity card RNE Nr. V345882-T, valid until September 20, de 2016, enrolled with the CPF/MF under Nr. 057.977.907-69, domiciled at Avenida das Américas, Nr. 3,434, 1st Block, 4th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, to hold such position. Due to the resolutions above, the Board of Executive Officers is composed, in this date, by Messrs. Luca Luciani (Diretor Presidente and Corporative Support Officer ad interim), Claudio Zezza (Chief Financial Officer, accumulating the function of Investor Relations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Lorenzo Federico Zanotti Lindner (Chief Commercial Officer), Mario Girasole (Regulatory Affairs Officer), Antonino Ruggiero (Wholesale Officer) and Roger Sole Rafols (Chief Marketing Officer). Such Executive Officers shall remain in office until the first Board of Directors` Meeting to be held after the Annual Shareholders` Meeting of the year 2012; and (4.3) the Board Members already resolve by unanimous decision: (i) appoint, as provided for in Section 22, XXIII of the Company’s By-Laws, the representatives in the Management of the TCEL, in order that the Boards of Executive Officers of the Company and the TCEL have the same composition. Such subject shall be taken into resolution on the TCEL’s Shareholders’ Meeting; and (ii) designate Mr. Rogerio Takayanagi to lead the acquisition process of AES EP Telecom and AES Com Rio by TCEL.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

São Paulo (SP), August 2nd, 2011.

ALESSANDRA CATANANTE Secretary-General and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:August 3, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.